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                                                                      Exhibit 18
[ERNST & YOUNG LLP LETTERHEAD]

May 14, 1999



Board of Directors & Shareholders
Amerada Hess Corporation
1185 Avenue of the Americas
New York, NY  10036

Dear Sirs:

Note 2 of Notes to the Consolidated Financial Statements of Amerada Hess Corporation (the "Corporation") included in its Form 10-Q for the quarter ended March 31, 1999 describes a change in the method of accounting for the Corporation's refining and marketing petroleum inventories from the average cost and first-in, first-out methods to the last-in, first-out ("LIFO") method, effective January 1, 1999. You have advised us that you believe the change is to a preferable method in your circumstances because the LIFO method provides for a better matching of costs and revenues for refining and marketing operations by charging the most recent costs incurred against current revenues. Additionally, the LIFO method is widely used within the oil and gas industry.

There are no authoritative criteria for determining a preferable method of accounting for inventories based on the particular circumstances; however, we conclude that the change in the method of accounting for petroleum inventories is to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances.

We have not audited the application of this change to the consolidated financial statements of any period after December 31, 1998. Further, we have not examined and do not express any opinion with respect to your consolidated financial statements for the three months ended March 31, 1999.

                                         Very truly yours,

                                         /s/ Ernst & Young LLP


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